Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Announces the Execution of Securities Purchase Agreement

BEIJING, June [24], 2026 /GlobeNewswire/ -- Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (NASDAQ: AZI), one of the leading and fast-growing lifecycle automotive service providers in China, today announced that it entered into a definitive Securities Purchase Agreement (the “Agreement”) with an institutional investor (the “Buyer”) on June 22, 2026, pursuant to which the Company issued to the Buyer an advance promissory note (the “Initial Note”). The closing of the transaction contemplated by the Agreement occurred on June 23, 2026 (the “Closing Date”). The transaction will result in gross proceeds to the Company of up to $5.25 million. Proceeds from the transaction will enhance Autozi’s financial flexibility to support its strategic growth initiatives and expand operational capacity.

Dr. Houqi Zhang, Founder, Chairman, and Chief Executive Officer of Autozi, commented. “This financing represents a significant milestone for Autozi as we strengthen our foundation for sustainable growth and innovation. The capital raised will enable us to execute on three strategic priorities. First, we will actively pursue targeted mergers and acquisitions within China’s auto parts supply chain to achieve end-to-end coverage, enhancing our competitive edge and efficiency. Second, we are committed to building a cross-border supply chain platform, which will serve as the cornerstone for our global expansion and overseas market penetration. Third, we will further increase investment in R&D to advance our digital and intelligent platforms ensuring our technology remains at the forefront of industry trends. These initiatives reflect our vision to lead the automotive services sector through innovation, scale, and global reach, ultimately delivering sustainable value for our shareholders and partners.”

Under the Agreement, from the Closing Date until the twenty-first month anniversary of the Closing Date, the Buyer shall have the option, upon five Business Days’ (as defined in the Agreement) notice, to cause the Company to issue an additional $2,500,000 in aggregate principal amount of advance promissory notes (each, an “Additional Note” and, together with the Initial Note, the “Notes”). The Notes are convertible into the Company’s Ordinary Shares at a conversion price determined based on the closing sale price of the Company’s Ordinary Shares at the time of conversion, subject to adjustment as provided in the Notes.

The Notes were offered pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D. The Notes and underlying Ordinary Shares have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption. In connection with the transaction, the Company entered into a registration rights agreement, pursuant to which it has agreed to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) to register the resale of the Ordinary Shares issuable upon conversion of the Notes. The Company plans to file a Report of Foreign Private Issuer on Form 6-K with the SEC, which will include details of the Agreement and the Notes.

Pryor Cashman LLP acted as legal counsel to the Buyer, and Womble Bond Dickinson (US) LLP served as U.S. legal counsel to the Company.

About Autozi Internet Technology (Global) Ltd.

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements speak only as of the date of this announcement, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as actual results may be impacted by a variety of factors, including without limitation, changes in macroeconomic conditions, industry dynamics, competitive landscape, regulatory requirements, the Company’s ability to successfully implement its growth strategies and effectively manage costs and operations, and unforeseen business challenges. The Company encourages investors to review other factors that may affect its future results in the Company’s registration statement, periodic reports, including its Annual Report on Form 20-F and Current Report on Form 6-K, and in its other filings with the SEC.

Contact Information

Eric Zhang

Email: boardoffice@autozi.com